[ innovative
   software
 technologies
    logo ]
                                          Innovative Software Technologies, Inc.
                                            100 North Tampa Street, Suite 2410
                                                    Tampa, Florida 33602
                                                    Phone: (813) 387-3310
                                                     Fax: (813) 387-3311
--------------------------------------------------------------------------------


June 27, 2005


Steven Jacobs
Matthew Maulbeck
Division of Corporate Finance
Securities and Exchange Commission
Washington, D.C. 20549
Mail Stop 4561

Re:      Innovative Software Technologies, Inc.
         Form 10-KSB for the Year Ended December 31, 2004 filed May 5, 2005 Form 10-QSB for the Quarter Ended March 31, 2005 filed May 23, 2005 File No. 0-27465


Gentlemen:

This letter is in response to your comments to the company of June 14, 2005.

Form 10-KSB for the Year Ended December 31, 2004

Note 10 - Subsequent Events, Pages F-19 - F-20

Question No. 1: Please explain how you concluded that the Triad Media asset group was not impaired at December 31, 2004 under SFAS 142 and SFAS 144. Please refer to paragraphs 8 and 29 of SFAS 144 and paragraph 17 of SFAS 142.

We performed our annual impairment reviews in accordance with SFAS 142 and SFAS 144 as of December 31, 2004. Due to the impending disposition of Triad Media, we reevaluated the long-lived assets and goodwill for impairment as of March 31, 2005.

We evaluated the carrying value of goodwill on each of the above dates, using the two step approach set forth in paragraphs 19 and 20 of SFAS 142. As of each date, we passed the first test of non-impairment, using the trading market price of our common stock for fair value measurement.

Paragraph 39 of SFAS 142 provides that goodwill of the reporting unit shall be included in the carrying amount of the reporting unit in determining any gain or loss on disposal. We believe that upon disposal of Triad Media, the goodwill will have no future utility or value and, as reflected in our pro forma presentations, reflect the goodwill as a charge to operations upon disposal.

[ innovative
   software
 technologies
    logo ]
                                          Innovative Software Technologies, Inc.
                                            100 North Tampa Street, Suite 2410
                                                    Tampa, Florida 33602
                                                    Phone: (813) 387-3310
                                                     Fax: (813) 387-3311
--------------------------------------------------------------------------------

As mentioned, we considered the future recoverability of tangible long-lived assets of Triad Media, consisting of a minimal amount of office equipment, at December 31, 2004 and again at March 31, 2005. We did not believe that any conditions set forth in paragraph 8 a-f of SFAS 144 were present at those dates. We noted that paragraph 29 of SFAS 144 provides that a long-lived asset to be disposed of in an exchange/spinoff is disposed when it is exchanged or distributed. Accordingly, we plan to account for the disposition of Triad Media in our second quarter, which is when management and our board made the decision on the disposition.

Form 10-KSB for the Year Ended December 31, 2004 and Form 10-QSB for the Quarter Ended March 31, 2004

Question No. 2: Please amend Form 10-KSB and Form 10-QSB to conform the certifications in exhibits 31.1 and 31.2 to Item 601 of Regulation S-B.

Based upon your observations, we compared our certifications with the form of certification set forth in Item 601 of Regulation S-B. We have concluded that the exhibits require amendment for item 4 (c) of the form of certification in
Item 601 which corresponds to our item 4 (b). Each referenced certification should be amended, as follows:

      "4 (b) Evaluated the effectiveness of the small business issuer's disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered in this report based on such evaluation."

Per our discussion, we will file the amended certifications on Forms 10-KSB/A and 10-QSB/A, without refilling the entire documents.

Innovative Software Technologies, Inc. acknowledges that it is responsible for the adequacy and accuracy of the disclosure in the filings, that staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking and action with respect to the filings, and that it may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.


Sincerely,


/s/ Christopher J. Floyd
------------------------
Christopher J. Floyd
Chief Financial Officer